UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): October 25, 2005

_____

ILLINOIS TOOL WORKS INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-4797**	**36-1258310**
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

3600 West Lake Avenue, Glenview, IL	**60026-1215**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 847-724-7500

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[   ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[   ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[   ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.04. Temporary Suspension of Trading Under Company's Employee Benefit Plans.

On October 25, 2005, the Company sent a notice to its directors and executive officers informing them that a blackout period with respect to the ITW Savings and Investment Plan and the ITW Bargaining Savings and Investment Plan (collectively referred to as the Plan) will commence on November 30, 2005 at 2 p.m. central time and is expected to end during the week beginning Sunday, December 11, 2005. The Company provided the notice to its directors and executive officers in accordance with Section 306 of the Sarbanes-Oxley Act of 2002 and Rule 104 of Regulation BTR. On October 25, 2005, the Company received from the Plan administrator the notice required by Section 101(i)(2)(E) of the Employment Retirement Income Security Act of 1974, as amended. The Company will provide notice of the actual ending date of the blackout period to its directors, executive officers and all Plan participants as soon as practicable after the date is determined, and during the blackout period and for a period of two years after the end of the blackout period, a security holder or other interested person may obtain, without charge, the actual beginning and end dates of the blackout period by writing to the Company's Corporate Secretary at 3600 West Lake Avenue, Glenview, IL 60026.

A copy of the Company's notice to its directors and executive officers is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits

  (c)   Exhibits

Exhibit Number	Exhibit Description
99.1	Notice of Blackout Period to Directors and Executive Officers of Illinois Tool Works Inc. dated October 25, 2005.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILLINOIS TOOL WORKS INC.

Dated: <u>October 25, 2005</u>   By: <u>/s/ Robert T. Callahan</u>
                                     Robert T. Callahan
                                     Senior Vice President, Human Resources